UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  October 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Directorate Change dated 17 October 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: October 17, 2006                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: October 17, 2006                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                17 October 2006


               CHRIS LUCAS TO BE APPOINTED GROUP FINANCE DIRECTOR


Barclays PLC and Barclays Bank PLC ("Barclays") announce the following changes to their Boards.

Chris Lucas (46) is appointed to the position of Group Finance Director with effect from April 1, 2007 in succession to Naguib Kheraj (42).

Chris Lucas joins Barclays from PricewaterhouseCoopers (PwC) where he is UK Head of Financial Services and Global Head of Banking and Capital Markets. He was Global Relationship Partner for Barclays for the 1999 - 2004 year ends and subsequently held similar roles for other global financial services organisations. Chris Lucas has worked across financial services accounting for most of his career, including three years in New York as Head of the US Banking Audit Practice.

Naguib Kheraj will be responsible for the 2006 financial statements and will continue to be available after the publication of the Annual Report in March 2007 to ensure a smooth handover of responsibilities to Chris Lucas. He intends to leave the Group in the second half of 2007.

Commenting, John Varley, Group Chief Executive, said:

"I am delighted to welcome Chris Lucas to Barclays. Chris has worked with us for many years, is a renowned global expert on financial services and knows Barclays intimately. He will make a great contribution to the business.

I am very sorry that Naguib is leaving us. He has made an outstanding contribution to Barclays and has been a great partner to me in my role as Group Chief Executive. I would have been delighted for Naguib to stay with Barclays for all his career but I respect his decision to broaden his career experience. We have a well defined and clear transition plan."

Commenting, Naguib Kheraj, Group Finance Director, said:

"It has been an immensely rewarding experience both personally and professionally to have worked for Barclays over the last nine years in a variety of roles, culminating in the position of Group Finance Director for the past three years. We have made tremendous progress and delivered very good results to shareholders. I have never considered myself a lifetime Finance Director and I believe now is the right time to move on to the next stage of my career."

Commenting, Chris Lucas, said:

"I am delighted to be joining Barclays at this time of rapid growth. The business is one of the best performing in the industry with an extremely strong management team."


ENDS


Biographical details are attached.

Contractual arrangements are attached.

Photographs available at www.barclays.com

For further information please contact:-


Media Relations               Investor Relations
Stephen Whitehead             Mark Merson
+44 (0) 20 7116 6060          +44 (0) 20 7116 5752



BIOGRAPHICAL NOTES: CHRIS LUCAS

Education
Dauntsey's School, Devizes

Southampton University
BSc Accounting and Economics


Professional Experience:

1983 - 2006     PricewaterhouseCoopers

                Worked across the firm in various roles

1996            Partner, Head of US Banking Audit Practice, New York

1999            Global Relationship Partner - Barclays

2000            Business Unit Leader, Banking & Capital Markets, London

2004            UK Head of Financial Services

2005            Global Head of Banking and Capital Markets




         CONTRACTUAL ARRANGEMENTS AND INTERESTS IN SHARES - CHRIS LUCAS


The appointment of Mr Lucas as an Executive Director of Barclays PLC and Barclays Bank PLC ("Bank") will become effective on April 1, 2007.


Service Contract
Key terms of the service contract for Mr Lucas, who becomes an Executive Director on April 1, 2007, are set out below.

Job Title
Group Finance Director

Salary
Basic salary: GBP600,000 per annum

Performance Related Bonus
The Board HR and Remuneration Committee will, in line with our usual practice, determine the size of any award, which will be discretionary, dependent on both business and individual performance.

For 2007, a guaranteed award of GBP600,000 has been agreed, comprising a cash bonus of GBP450,000 and a recommended deferred share based award of GBP150,000. This will be made in March 2008.

Share Awards
The Board HR and Remuneration Committee will, in line with our usual practice, determine the size of awards of performance shares to be made each year under the shareholder approved Performance Share Plan. The 2007 award will be recommended to be made as soon as practicable after Mr Lucas' start date for an initial allocation of GBP600,000 under the plan.

In addition, there will be a recommended share award of GBP500,000 on joining to vest 50% after 1 year and the remainder after 2 years. This award is in recognition of forfeited remuneration.

Benefits
Mr Lucas will be eligible to participate in the following benefits: life cover; use of company car or cash equivalent; medical insurance; ill-health income plan and all-employee share plans - Sharesave and Sharepurchase.

Pension
Mr Lucas will receive a pension provision of up to 25% of his annual base salary, either through the Bank's pension scheme or as a cash allowance.

Notice Period
The service contract provides for a notice period of 12 months from Barclays or 6 months from Mr Lucas.

Severance Arrangements
On termination, the service contract for Mr Lucas provides for a pro-rated phased payment of his notice entitlement and he has an explicit duty to mitigate his loss.

Contract Availability
The service contracts for all Executive Directors of Barclays PLC and the Bank are held by the Barclays Corporate Secretariat and are available for inspection during normal business hours at the Group's Head Office: 1 Churchill Place, London, E14 5HP. Mr Lucas' contract will be available for inspection from April 1, 2007.

Beneficial Interests in Barclays PLC Ordinary Shares
Mr Lucas has no beneficial interests in the ordinary shares of Barclays PLC.

Potential Interest in Shares held in Group Employee Benefit Trusts
In addition, Mr Lucas will, together with the other Executive Directors and Senior Executives of Barclays PLC, have an interest as potential beneficiaries in 167,670,318 Shares held by the independent trustees of the Barclays Group Employee Benefit Trusts. These are discretionary trusts established for the benefit of Barclays Group employees and former employees (and in each case their families) all of whom are amongst the potential beneficiaries under these trusts and are, therefore, regarded for Companies Act purposes as being interested in the Shares held in them. No consideration is payable by a potential beneficiary for the acquisition of such an interest under the trusts.

There are no other details that are required to be disclosed in respect of Mr Lucas' appointment under Paragraph 9.6.13 of the Listing Rules of the UK Listing Authority.